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                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number:  333-11480

                     Cable Satisfaction International Inc.
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             (Exact name of registrant as specified in its charter)

  1730 Marie Victorin Boulevard, Suite 201, Longueuil, Quebec, J4G 1A5 Canada
                                 (450) 468-4485
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         12 3/4% Senior Notes due 2010
                 Warrants to Purchase Subordinate Voting Shares
                           Subordinate Voting Shares
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            (Title of each class of securities covered by this form)

                                      None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [ ]            Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(2)(ii)    [ ]
Rule 12g-4(a)(2)(ii)    [ ]            Rule 15d-6              [X]
Rule 12h-3(b)(1)(i)     [ ]

     Approximate number of holders of record as of the certification or notice date: 104.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Cable Satisfaction International Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 30, 2003                By:  /s/ Francois de Billy
                                        -----------------------------------
                                         Name:  Francois de Billy
                                         Title: Secretary








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